Exhibit 99.1

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Descartes Announces Closing of Bought Deal Public Share Offering and Over-Allotment Option Exercise

WATERLOO, Ontario—April 26, 2007—Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced the successful closing of its previously announced binding bought deal public offering of 5,000,000 common shares and the underwriters’ exercise-in-full of an over-allotment option to purchase an additional 750,000 common shares in connection with the bought deal public share offering. The lead underwriter for the offering was GMP Securities L.P., with a syndicate including CIBC World Markets Inc. and Genuity Capital Markets G.P. (collectively the “Underwriters”).

At closing today, 5,200,000 common shares were issued at a price of CAD $5.00 per share for total gross proceeds to Descartes of CAD $26,000,000. Net proceeds to Descartes, after the deduction of a cash commission to the Underwriters of 4.5% of the gross proceeds, were CAD $24,830,000. The proceeds of the offering are anticipated to be used by the company for general corporate purposes, potential acquisitions and for general working capital.

As part of the exercise of the over-allotment option, the Underwriters purchased 400,000 common shares from Arthur Mesher, Descartes’ Chief Executive Officer. To satisfy his obligations under the over-allotment option, Mr. Mesher exercised 400,000 options to purchase Descartes common shares and paid Descartes an exercise price of CAD $762,000.

Also as part of the exercise of the over-allotment option, the Underwriters purchased 150,000 common shares from Edward Ryan, Descartes’ General Manager, Global Logistics Network. To satisfy his obligations under the over-allotment option, Mr. Ryan exercised 150,000 options to purchase Descartes common shares and paid Descartes an exercise price of CAD $316,875.

The common shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR DISSEMINATION IN THE UNITED STATES

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, “book-to-bill” services for contract carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

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Contact Information:

Descartes Systems Group

519 746 6114 x2358

investor@descartes.com

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR DISSEMINATION IN THE UNITED STATES

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the closed public share offering, use of proceeds from the offering, the lack of registration of the shares under the U.S. Securities Act of 1933 and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures or cancellations of key customers; disruptions in the movement of freight; difficulties associated with integrating acquisitions; and the factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.